NORTHERN FUNDS

(a Delaware Statutory Trust)

AMENDMENT NO. 47 TO THE AGREEMENT

AND DECLARATION OF TRUST

This Amendment No. 47 (the “Amendment”) to the Agreement and Declaration of Trust of Northern Funds (the “Trust”) amends, effective August 24, 2017, the Agreement and Declaration of Trust of the Trust dated as of February 7, 2000, as amended (the “Declaration of Trust”).

WHEREAS, on August 24, 2017, the Trustees unanimously voted to approve an amendment to Section 3 of the Trust’s Declaration of Trust;

NOW THEREFORE, Article IV, Section 3 of the Declaration of Trust is amended and restated as follows:

Section 3. Indemnification.

(a) Subject to the exceptions and limitations contained in subsection (b) below:

(i)	every person who is, or has been, a Trustee or an officer of the Trust or any Series (including any individual who serves at its request as director, officer, partner, trustee or the like of another organization in which it has any interest as a shareholder, creditor or otherwise) and such person’s heirs, executors, administrators and other legal representatives (“Covered Person”) shall be indemnified by the Trust or the appropriate Series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Covered Person and against amounts paid or incurred by him in the settlement thereof; and

(ii)	as used herein, the words “claim,” “action,” “suit,” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal or other, including appeals before any court or administrative or legislative body), actual or threatened, and the words “liability” and “expenses” shall include, without limitation, reasonable attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(b) No indemnification shall be provided hereunder to a Covered Person:

(i)	who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, or (B) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust; or

(ii)	in the event of a settlement, unless there has been a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, (A) by the court or other body approving the settlement; (B) by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry); or (D) by a vote of a majority of the Outstanding Shares entitled to vote (excluding any Outstanding Shares owned of record or beneficially by such individual).

(c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, and shall inure to the benefit of the heirs, executors and administrators of a Covered Person.

(d) To the maximum extent permitted by applicable law, expenses in connection with the preparation and presentation of a defense to any claim, action, suit or proceeding of the character described in subsection (a) of this Section shall be paid by the Trust or applicable Series from time to time prior to final disposition thereof upon receipt of an under-taking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or applicable Series if it is ultimately determined that he is not entitled to indemnification under this Section; provided, however, that either (i) such Covered Person shall have provided appropriate security for such undertaking, (ii) the Trust is insured against losses arising out of any such advance payments or (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe that such Covered Person will not be disqualified from indemnification under this Section.

(e) Any repeal or modification of this Article IV by the Shareholders, or adoption or modification of any other provision of the Declaration or By-laws inconsistent with this Article, shall be prospective only, to the extent that such repeal, or modification would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification available to any Covered Person with respect to any act or omission which occurred prior to such repeal, modification or adoption.

(f) The right of indemnification provided by this Section 3 shall not be exclusive of or affect any other rights to which any Covered Person may be entitled.

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